Exhibit 99.70

DeFi Technologies Subsidiary Valour Inc.
Provides updates on AUM and Market Share for the
Month Ending November 2023

●	Remarkable Market Share Growth: Valour Inc., a subsidiary of DeFi Technologies, has significantly increased its market share on Swedish exchanges to 42.71% as of November 2023, up from 28% in October, marking a substantial 52.54% month-over-month growth.

●	Increase in Assets Under Management: Valour’s AUM has risen to CAD $356.5 million, representing an 11.41% increase from early November and building on a 23% growth since October 30th.

●	High Demand for Digital Asset Products: The growth in market share and AUM underscores the strong regional demand for Valour’s diverse range of exchange-traded digital asset products, reflecting a successful strategy in developing offerings that align with investor interests in the Nordics.

●	Expanding Product Portfolio in 2024: Valour Inc. aims to introduce up to 20 new exchange-traded products (ETPs) in 2024, capitalizing on the growing global demand from both retail and institutional investors for crypto and blockchain ETPs. The planned offerings include collaborations with foundations like the recent ICP ETP, thematic baskets, short and long leverage products, and ETPs based on active crypto/blockchain investment strategies. (Note: All new products are subject to exchange approval).

TORONTO, December 4, 2023 - DeFi Technologies Inc. (the “Company” or “DeFi Technologies”) (NEO: DEFI) (GR: MB9) (OTC: DEFTF), a crypto native technology company that pioneers the convergence of traditional capital markets with the world of decentralised finance (“DeFi”), proudly announces that its subsidiary Valour Inc. (“Valour”), a leading issuer of exchange traded products (“ETPs”) that provide simplified access to digital assets, has seen significant progress in both market share and asset under management (“AUM”) in the last month.

As of the end of November 2023, Valour’s market share on Swedish exchanges has soared to an impressive 42.71%, up substantially from 28% at the end of October. This remarkable growth represents a 52.54% increase in market share month over month. Valour’s AUM also experienced significant growth, escalating to CAD $356.5 million from CAD $320 million early in November. This increase marks an 11.41% rise in AUM, up from a 23% increase since October 30th.

“Valour’s remarkable market share growth and increased assets under management underscore the strong regional demand for our diverse range of exchange-traded digital asset products. This success reflects our commitment to developing offerings that align with investor interests in the Nordics, and we are proud to contribute to a more accessible and dynamic financial ecosystem.” - Johanna Belitz, Head of Nordics, Valour

Valour’s significant growth is a testament to the high demand for its innovative digital asset products in the region. Valour aims to introduce up to 20 new exchange-traded products (ETPs) in 2024, capitalizing on the growing global demand from both retail and institutional investors for crypto and blockchain ETPs. The planned offerings include collaborations with foundations like the recent ICP ETP, thematic baskets, short and long leverage products, and ETPs based on active crypto/blockchain investment strategies. All new products are subject to exchange approval.

*Note: Market share data from NGM and Nasdaq Nordic includes issuers offering crypto derivatives only.

About DeFi Technologies

DeFi Technologies Inc. (NEO: DEFI) (GR: MB9) (OTC: DEFTF) is a crypto native technology company that pioneers the convergence of traditional capital markets with the world of decentralized finance (DeFi).

With a dedicated focus on industry-leading Web3 technologies, DeFi Technologies aims to provide widespread investor access to the future of finance. Backed by an esteemed team of experts with extensive experience in financial markets and digital assets, we are committed to revolutionizing the way individuals and institutions interact with the evolving financial ecosystem.

Join DeFi Technologies’ digital community on Linkedin and Twitter, and for more details, visit https://defi.tech/

About Valour

Valour Inc. issues exchange traded products (ETPs) that enable retail and institutional investors to access digital assets like Bitcoin in a simple and secure way via their traditional bank account. Established in 2019, Valour is a wholly owned subsidiary of DeFi Technologies Inc. (NEO: DEFI) (GR: MB9) (OTC: DEFTF).

In addition to their novel physical backed digital asset platform, which includes 1Valour Bitcoin Physical Carbon Neutral ETP and 1Valour Ethereum Physical Staking, Valour offers fully hedged digital asset ETPs with low to zero management fees, with product listings across European exchanges, banks and broker platforms. Valour’s existing product range includes Valour Uniswap (UNI), Cardano (ADA), Polkadot (DOT), Solana (SOL), Avalanche (AVAX), Cosmos (ATOM), Binance (BNB), Enjin (ENJ), Bitcoin Carbon Neutral (BTCN) and Valour Digital Asset Basket 10 (VDAB10) ETPs with low management fees. Valour’s flagship products are Bitcoin Zero and Ethereum Zero, the first fully hedged, passive investment products with Bitcoin (BTC) and Ethereum (ETH) as underlyings which are completely fee free.

For more information, to subscribe, or to receive company updates and financial information, visit valour.com.

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the Offering; growth of AUM; breakdown of AUM holdings; development of ETPs; future demand for ETP’s; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by DeFi and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of decentralised finance and cryptocurrency sector; rules and regulations with respect to decentralised finance and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities offered under the Offering have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

# # #

For further information, please contact:

Investor Relations

ir@defi.tech

3